DEATH BENEFIT GUARANTEE RIDER

This rider is part of your policy. The effective date is the Policy Date.

DEATH  BENEFIT If you meet the death benefit guarantee  premium requirement
GUARANTEE      described below, the policy will not enter its grace period even if your net surrender value is not sufficient to cover the Monthly Policy Charge on a Monthly Date.

MATURITY        On the policy  Maturity  Date,  we will pay you the maturity
GUARANTEE       proceeds if the following conditions are met:

                      1. This rider is in force;

                      2. The Insured is alive; and

                      3. You have met the death benefit guarantee premium
                         requirement described below.

DEATH BENEFIT     The death benefit guarantee premium requirement on each
GUARANTEE PREMIUM Monthly Date is met if (1) is equal to or greater than (2)
REQUIREMENT       where:

                     1. Is the sum of all  premiums  paid less any  partial
                        surrenders and any policy loans and unpaid loan interest; and

                     2. Is the sum of the monthly death benefit guarantee
                        premiums as shown on the current Data Pages applicable to the number of months your policy has been in force, less one month.
The death benefit guarantee premium is based on the issue age, death benefit option, and risk class of the Insured and is shown on the current Data Pages.

For any month that your Monthly Policy Charge is being paid by our Waiver of Monthly Policy Charge Rider, we will consider your monthly death benefit guarantee premium to be zero.


CHANGES THAT            Your death benefit guarantee premium may change if:
AFFECT THE DEATH
BENEFIT GUARANTEE            1.  Your face amount is increased or decreased;
PREMIUM  REQUIREMENT
                             2. There is a change in your death benefit option;

                             3. A rider is added or deleted.

If your death benefit guarantee premium changes we will send you new data pages which reflect the change. Also, as a result of a change, an additional premium may be required on the date of change in order to meet the new death benefit guarantee

NOTICE If, on any Monthly Date, the death benefit guarantee premium requirement is not met, we will send you a notice of the premium required to maintain the guarantee.

If the premium is not received in our home office prior to the expiration of 61 days after the date we mail our notice, the death benefit guarantee will no longer be in effect and this rider will terminate.

REINSTATEMENT If this rider terminates, it may not be reinstated. This rider
TERMINATION   ends:

                     1. When your policy terminates;

                     2. On the expiration of 61 days after the date we mail
                        our notice to you that the death benefit guarantee premium has not been met and your failure to remit the required premium; or

                     3. On the later of your Age 65 Policy Anniversary or five
                        years after the effective date of this rider.